April 21, 2021

VIA EDGAR

Matthew S. Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Athene Annuity and Life Company Post-effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-225544)

Dear Mr. Williams:

Per your request, I am writing to provide you with a description of the changes to the above-referenced post-effective amendment as compared against the Post-effective Amendment No.1 version and to reiterate our request that the Staff of the Securities and Exchange Commission afford the above-referenced post-effective amendment to registration statement on Form S-1 selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

The substantive changes reflected in the redline I sent you earlier are discussed in order below. We do not believe any of these changes are material.

•Removed CARES Act Supplement since it is no longer needed.
•Section 4: Updated LIBOR risk factor disclosure and Interim Value disclosure to reflect current view of transition away from LIBOR.
•Section 5: Updated S&P index disclosure to most current version provided by S&P.
•Section 10:
◦Updated LIBOR language to reflect current view of transition away from LIBOR.
◦Small revision to calculations in examples 8 and 9 to properly include Segment Fees in Resulting Segment Value.
•Section 14:
◦Moved paragraph in Tax Information section from non-qualified contracts section to qualified contracts section and clarified language on page 50 of the redline regarding events that may trigger taxation.
◦Removed disclosure related to Puerto Rico since we do not sell this product in Puerto Rico.

•Section 15: Minor clarifications to disclosures in Other Information section.
•Section 16:
◦Information on the Company’s Business and Property
▪Added information about the Company’s investment practices.
▪Updated premium and reserves data.
▪Clarified description of fixed indexed annuities and added language about registered index-linked annuities.
▪In the funding agreement description, included additional disclosure to reflect new activity within this product category, namely the introduction of an active FABN program at AAIA and the introduction of a secured funding agreement backed repurchase agreement product.
▪Updated dates and figures in the information regarding Global Atlantic, STAR, and Athene Re IV ceded business.
▪Removed the ALICNY reinsurance relationship discussion. The Company recaptured the block.
▪Updated the Reinsurance section to reflect the conversion of the reinsurance agreement between AAIA and AARe from Funds Withheld to Modco and to reflect updated dates and reserve figures.
▪Updated dates and figures in the Investment Management section.
▪Added a paragraph regarding funding agreement competition.
▪Included Human Capital Management section to comply with Release No. 33-10825 Section II.B.7.
▪Updated the Regulation section to comply with Release No. 33-10825 Section II.B.6.
◦Legal Proceedings: Clarified language and provided updated information.
◦Directors and Executive Officers: Updated information.
◦Executive Compensation: Updated language to account for the fact that certain employees were moved from AES to AAIA to avoid AES having to obtain a third-party administrator license in some states. There are still no executive officers under AAIA. We will supplement this section very soon with additional executive compensation disclosures.
◦Securities Ownership: Updated share information.
◦Transactions with Related Persons:
▪Disclosed the proposed merger with Apollo.
▪Updated dates and dollar figures of transactions with Apollo and its affiliates.
▪Updated dates and dollar figures regarding related party investments, including information on MidCap’s change in ownership structure.
▪Updated information on the Company’s plan to enter into a new revolving promissory note to replace the expiring Intercompany Note.
▪Clarified the conditions under which the Net Worth Maintenance Agreement may be terminated.
◦Company Related Risk Factors: Reorganized to comply with Release No. 33-10825 Section II.D.3.
◦Selected Financial Data: Updated dates and dollar figures of financial data.
◦Management’s Discussion and Analysis:
▪Updated dates and numbers in the Overview section.

▪Updated the information regarding Market Conditions and the Interest Rate Environment.
▪Updated information in the Analysis of Results of Operations. Please note that the document-compare software showed some entire paragraphs as a marked change even though only select portions were changed.

•Appendix B: Added state variations that are currently captured via supplement.

Please contact me if you have any additional questions or comments. Thank you for your time.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company